Carey Roberts
Deputy General Counsel, Chief Compliance Officer & Corporate Secretary

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036
+1 212 345 9256
Fax + 1 212 827 3219
carey.roberts@mmc.com
www.mmc.com

August 16, 2016

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marsh & McLennan Companies, Inc. (“MMC”) Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 24, 2016 File No. 1-05998

Dear Ms. Blye:

On July 27, 2016, MMC requested an extension until August 17, 2016 to respond to comments of the Staff received on July 20, 2016 concerning MMC’s Form 10-K for the year ended December 31, 2015. We have been working diligently to gather the information required to provide a response, but have not yet received all data necessary to complete our answer. Accordingly, we respectfully request a further extension to August 22, 2016 to submit our response.

Please do not hesitate to call me at (212) 345-9256 if you have questions regarding the above.

Very truly yours,

/s/ Carey S. Roberts
Carey S. Roberts Deputy General Counsel, Chief Compliance Officer & Corporate Secretary

cc:	Suzanne Hayes Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission